

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

May 5, 2003



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 5, 2003.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure


StreetPrint
PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

IPC Announces Summary Operating Results for the Three Months Ending March 31, 2003

Surrey, Canada, May 5, 2003 – Integrated Paving Concepts Inc. (Symbol - IPA) releases today, unaudited summary operating results for the three months ending March 31, 2003.

Summary Financial Information (Unaudited)		Three Months Ended March 31, 2003	2002
Revenue	$	1,366,476	1,315,670
Loss before depreciation, interest and income taxes		(1,029,113)	(567,132)
Depreciation and amortization		66,611	66,599
Interest income, net		(1,173)	(2,114)
Loss before income taxes		(1,094,551)	(631,617)
Income taxes		437,849	252,500
Net loss	$	(656,702)	(379,117)
Loss per share – basic and diluted	$	(0.10)	(0.06)

Total revenues for the quarter increased by 4% over the same period last year, represented by a 24% increase in coatings revenues and a 23% decrease in equipment and tooling revenues.

Total North American revenues for the three months ended March 31, 2003 were down 7% compared to the first quarter of 2002. While coatings revenues remained flat, equipment and tooling revenues were lower by 21%. First quarter revenues make up less than 10% of expected revenues for the year and management does not consider the decline in revenues to be a trend for the 2003 season.

International revenues for the first three months were $561,000 or 25% above the same prior year period, a combination of a coatings sales increase of 66% and equipment and tooling revenues decrease of 27%.

Current period expenses include investments in sales and business development initiatives, which continued through the end of 2002 into the first quarter of 2003. As a result, the Company's loss before interest, depreciation and income taxes for the three months ended March 31, 2003 increased by $462,000 to $1.0 million over the same 2002 period. Considering these specific sales and business development expenses, and the seasonal nature of the Company's business and historical first quarter flow, these results were in line with management's expectations.

At March 31, 2003, the Company's financial position remains strong with $3.1 million in working capital and $823,000 in cash.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext.227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary